UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *          CERTIFICATE
ENTERGY ENTERPRISES, INC.       *      PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application(s)  -  declaration(s),  as  amended,  in  the   above

referenced  files  and the related orders dated  July  25,  1991,

December  14, 1992(2), December 28, 1992, July 8, 1993, and  June

30,  1995,  respectively, this is to certify that  the  following transactions  were carried out during the three (3) months  ended

June 30, 1998 by Entergy Enterprises, Inc. (Enterprises) pursuant to the authorization of the SEC.



Programs Authorized

      Pursuant  to the Orders, Enterprises is authorized  to  (a)

conduct  preliminary  development  activities  with  respect   to

various  investment  opportunities for the Entergy  System,   (b)

market  to non-associates the System's expertise and capabilities in  energy-related  areas,  including the  expertise  of  Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to  non-associates  intellectual  property  developed  by  System

companies,    (d)   provide   various   consulting,   management,

administrative  and  support  services  to  associate  companies,

excluding  certain associate companies (Excluded Companies<FN1>),

(e) provide directly, or indirectly through one or  more  special purpose subsidiary companies of Entergy Corporation (Entergy)  or

Enterprises   (O&M   Subsidiaries),   various   operations    and

maintenance services to non-associate or associate companies, and

(f)   develop  and  field  test  telecommunications  systems  for advanced energy management and other utility applications.

       During  the  quarter,  Enterprises  participated  in   the

following:

I.   Preliminary Development Activities

       During  the  quarter,  Enterprises  has  been  engaged  in preliminary  development  activities  relating  to  investigating sites,  research,  contract drafting and negotiations,  acquiring options  or  rights, partnership selection and  other  activities necessary  to  identify and analyze investment opportunities  for

Entergy.  These  development  activities  include  domestic   and

international opportunities.

      During  the  quarter,  Enterprises  expended  $395,020  for preliminary  development  activities  associated  with  potential investments  that would qualify as "exempt wholesale  generators"

under  Section  32(a)  of  the  Act.   In  addition,  Enterprises

recorded   an   expenditure   of  $10,384,154   for   preliminary

development activities associated with potential investments that would qualify as "foreign utility companies" under Section 33  of

the  Act.   Enterprises also expended $2,472,721 for  preliminary

development activities associated with potential investments that

would   qualify  as  "nonutility  business"  and   $277,747   for

preliminary   development  activities   related   to   non-exempt

wholesale generating facilities.   Finally, Enterprises  recorded

an   expenditure   of  $3,252,631  for  preliminary   development

activities  associated  with  potential  investments   in   other

domestic energy related businesses.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to  its  associate companies, EPI, Entergy Power Marketing Corp.,

Entergy   Power  Edesur  Holding  Ltd.,  Entergy  S.A.,   Entergy

Integrated  Solutions,  Inc.  (EIS), Entergy  Technology  Holding

Company  (ETHC), Entergy Technology Company (ETC), Entergy  Power

Development  Corporation, Entergy International  Holdings,  Ltd.,

LLC    (formerly    Entergy   Power   Development   International

Corporation),  Entergy Pakistan, Ltd., EP Edegel,  Inc.,  Entergy

Power CBA Holding Ltd., Entergy Operations Services Inc., Entergy

Power  Operations  Corp.,  Entergy Power  International  Holdings

Corporation,  Entergy Power Generation Corporation,  and  Entergy

Nuclear,  Inc.  (ENI).   Enterprises charged these companies  for

direct costs incurred plus an indirect loading based upon current

month  Enterprises  administrative charges.   In  regard  to  EPI

($163,936), these services included marketing of EPI capacity and energy  to other utilities at wholesale, preparation of contracts

and   regulatory  filings,  oversight  of  plant  operations  and maintenance  by plant operators, and procurement of  transmission services.  In regard to Entergy Power Marketing Corp.($3,645,949)

these  services  included marketing of  energy  to  utilities  at wholesale,  preparation of contracts and regulatory  filings  and

procurement   of  transmission  services.   In  regard   to   EIS

($1,089,490), Entergy Power Edesur Holding Ltd. ($135,665),  ETHC

($1,946,629), Entergy Technology Company ($253,223) Entergy Power

Development  Corp. ($8,494,736), Entergy International  Holdings,

Ltd.,LLC.  ($1,893,888),  Entergy  Pakistan  Ltd.  ($32,899),  EP

Edegel, Inc. ($309,659), Entergy Power CBA Holding Ltd. ($3,441),

Entergy  Operations  Services  Inc.  ($126,763),  Entergy   Power

Operations Corp. ($798,150), Entergy Power International Holdings

Corp.  ($387,596) Entergy Power Generation Corp. ($310,838),  and

Entergy Nuclear, Inc. ($276,450), these services were related  to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

      Enterprises,  under  contract with Louisiana  Hydroelectric

Ltd.  Partnership,  continues to provide an  array  of  technical services/support for a hydro electric transmission line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  Louisiana  Hydroelectric  Ltd.  Partnership  was

charged $12,596 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

          As previously reported, Enterprises concluded  its CCLM

testing  program  and does not intend to resume testing  of  CCLM

dedicated   systems   in  the  foreseeable   future.     However,

consistent   with  Enterprises'  authorization   to   engage   in

preliminary  development  activities,  Enterprises  continues  to investigate  other  utility and energy  related  applications  of communications  technologies, including automated meter  reading,

power  outage reporting and consumer accessible information  such as  real-time  meter  information and  bill  estimation  systems.

Amounts   expended  by  Enterprises  in  connection   with   such

preliminary  development activities are reported  as  "nonutility business" related expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

           During  the quarter, no amounts were expended to  form

and  capitalize any O&M Subsidiaries pursuant to the Commission's order dated September 30, 1995.

VI.  Nature and Extent of O&M Services Provided.

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided nuclear management services to Maine Yankee

Atomic  Power Company.  A new contract was signed on November  6,

1997,  to  extend  the original agreement to  provide  management services for initial decommissioning activities through September

30,  1998.   ENI is paid a fixed monthly fee for providing  these

services  and  was reimbursed its actual expenses for  labor  and related  charges  at  cost for the services provided.  The  total amounts billed for services in the second quarter were $1,543,960 consisting  primarily  of  Maine  Yankee  fees  and  reimbursable expenses.

      In  addition,  during  the quarter,  Entergy's  subsidiary,

Entergy  Operations Services, Inc. (EOSI), provided power project related  operation and management services to several  customers,

including   professional   advice,   technical   expertise    and

maintenance services.  Specifically, EOSI's services included the

following:   testing  oil samples from transformers  at  the  Hot

Springs  Rehabilitation Center; replaced a 230kV  switch  at  the

TransAmerican  Refinery  substation;  preventive  maintenance  on three  34.5kV oil circuit breakers at Cytec Industries;  provided design/installation on new substation switches at the  Exxon  Oil

Refinery; disconnection of a switch and installation of a neutral ground  resistor at Koch Hydrocarbons, S.E. Inc.; inspected  core and  coil  of  transformer and witnessed transformer  testing  at

Bayou  Steel. Also, EOSI provided management oversight to Entergy

Business  Solutions, Inc. for the District Energy  Project.   The

total  amounts  billed for services in the  second  quarter  were

$321,429.19  consisting  of market based  fees  and  reimbursable expenses.

     Entergy and Enterprises represent that no Excluded Company has subsidized the operations of Enterprises or any O&M

Subsidiary, and that the rendering of O&M Services by O&M

Subsidiaries is in compliance with the applicable rules,

regulations and orders of the Commission and has not adversely affected the services provided by any Excluded Company to its customers.

VII.        Financing,  Amortization  and  Financial   Statements

During the three months ended June 30, 1998:

      A. Enterprises incurred no amortization expenses related to the organization of EIS.

      B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated  Income Statement for the six month  period  ended

June 30, 1998 are included as Exhibit 1.

      IN  WITNESS WHEREOF, the undersigned companies have  caused this certificate to be executed on this 14th day of August, 1998.



ENTERGY CORPORATION


By:  /s/ C. John Wilder
     C. John Wilder
     Executive Vice President &
     Chief Financial Officer



ENTERGY ENTERPRISES, INC.


By:  /s/ Stephen Refsell
     Stephen Refsell
     Asst. Secretary
_______________________________
<FN1> The Excluded Companies are Entergy's retail operating
      companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.